MI Developments Inc. 455 Magna Drive Aurora, Ontario L4G 7A9 Tel (905) 713-6322 Fax (905) 713-6332

MI DEVELOPMENTS BOARD OF DIRECTORS
RECOMMENDS SHAREHOLDERS VOTE AGAINST
GREENLIGHT CAPITAL PROPOSALS

Announces 67% Increase in 2005 Dividend to $0.60 per Share

        April 4, 2005, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) today announced that, based on the recommendations of a Special Committee of independent directors, the Board of Directors unanimously recommends that shareholders vote against two resolutions proposed by hedge funds managed by Greenlight Capital, Inc.

        The Board's recommendation is included in a Management Information Circular in respect of the Company's Annual and Special Meeting to be held on May 4, 2005, which was filed today with securities commissions in Canada and the United States and is also available on MID's website at www.midevelopments.com.

        Among the other matters to be considered at the meeting, shareholders will vote on the resolutions included in a January 18, 2005 requisition from Greenlight Capital. The "MEC Separation Resolution" proposes that MI Developments sell or distribute to MID shareholders its 59% equity (96% voting) interest in Magna Entertainment Corp. (MEC). The "REIT Conversion Resolution" proposes that MI Developments convert to an income-oriented investment vehicle such as a real estate investment trust (REIT).

        "After thorough and independent analysis over the past two months, the Special Committee determined that it is not in the best interests of the Company or its shareholders to pursue either of these fundamental corporate changes at this time," said Douglas Young, Chairman of the Special Committee of the Board. "We continue to view MEC as a strategic investment and believe there is significant potential upside value in MEC that we might jeopardize by spinning off or selling MEC now. We also don't believe it is currently necessary to become a REIT to increase the return on equity of our real estate business and enhance value for our shareholders."

        The Board also adopted a number of additional recommendations made by the Special Committee regarding MID's investment in MEC and the refinement of MID's financing strategy to enhance shareholder value by increasing leverage over time to fund capital expenditures and the return of capital to shareholders. Consistent with these recommendations, the dividend payable on MID's shares for 2005 will be increased to $0.60 per share, commencing with the dividend payable in respect of the first quarter of 2005.

        While MI Developments' Chairman and controlling shareholder Frank Stronach expressed reservations about certain aspects of these additional recommendations, he deferred to the judgment of the Special Committee. "My belief is that a relatively young growth company like MID should not use its cash flow to pay significant dividends or take on debt solely to increase leverage," said Mr. Stronach. "However, I recognize that the Board is responsible to all shareholders and, based on the extensive analysis conducted by the Special Committee, I voted in favour of its recommendations."

        As well as Mr. Young, the Special Committee consists of Philip Fricke and Manfred Jakszus, each of whom has been determined by the MID Board of Directors to be independent of MEC, MID's management and Mr. Stronach. The Special Committee retained Goodmans LLP as its independent legal advisor and CIBC World Markets Inc. as its independent financial advisor. These advisors, as well as the Company's management and its financial and legal advisors, assisted the Special Committee in the review that led to its recommendation that the Board of Directors recommend that shareholders vote against the Greenlight Capital resolutions.

The Board of Directors Recommends That Shareholders
Vote AGAINST the MEC Separation Resolution

        With Mr. Stronach and MI Developments' Vice Chairman Dennis Mills abstaining, having declared their interest as directors and officers of MEC, the Board unanimously recommends that shareholders vote against the MEC Separation Resolution. The Board adopted the Special Committee's recommendation that selling or spinning off MEC at this time is not in MID's or its shareholders' best interests for several reasons, including:

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  MEC remains a strategic investment for MID, providing the Company with potential development opportunities.

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  MEC expects to report a net loss for 2005, following losses for the three previous years, and would require a substantial capital investment in order to fund its planned operations and strategic plan. It is not currently in MID's best interest to make an investment of this magnitude in order to facilitate a spin-off.

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  The resulting uncertainty from a spin-off of MEC without adequate capitalization would impair MEC's ability to successfully execute its strategic plan. The terms of any financing that MEC might be able to raise in such circumstances would likely be significantly disadvantageous to MEC and its shareholders (including MID shareholders who would receive MEC shares if it were spun off).

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  MEC has identified cost and operational improvements that increase the probability that it will be able to successfully execute its core business strategy, particularly with MID's disciplined involvement. As it is implemented, the strategy should, in time, create significant future shareholder value for all MEC shareholders, including MI Developments.

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  Provided that MEC successfully addresses certain financial and operating issues, it appears to be poised for a significant increase in value. It is unlikely that the market would fully reflect the potential value from these opportunities in MEC's share price if MEC were spun off now, or that MID would realize the potential value if it sold its interest in MEC at this time.

  •
  Potential benefits from the sale or spin-off of MEC would not be lost by making the disposition at a later time.

The Board of Directors Recommends That Shareholders
Vote AGAINST the REIT Conversion Resolution

        The Board also unanimously recommends that shareholders vote against the REIT Conversion Resolution. It concluded that converting MI Developments to an income-oriented investment vehicle at this time is not in MID's or its shareholders' best interests for a number of reasons, including:

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  No material tax benefit would be achieved by the conversion of the Company into a REIT that could not be achieved in its current corporate form.

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  A REIT or similar structure is not required for the Company to achieve its goal of increasing return on equity over time. MID can increase its leverage, as it did in December 2004, and can increase the distributions to shareholders, without conversion.

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  MI Developments can enhance return on equity for its shareholders through a combination of increased leverage to fund capital expenditures on real estate and other opportunities consistent with its strategy and the return of capital to investors. It can do this without the expense of a conversion and the limitations a REIT or similar structure would place on its business.

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  In contrast to REITs, the Company has a history of higher growth through active development rather than acquisitions. MID has different operating characteristics and portfolio attributes than REITs, particularly as a result of its relationship with its major tenants, the Magna automotive group of companies, and the geographic diversity of its rental portfolio.

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  Total returns to Company shareholders have been more than twice those of the Company's REIT peers since MID became a public company in August 2003.

Additional Recommendations

        The Board of Directors has also analyzed and considered certain additional recommendations of the Special Committee and unanimously determined to adopt those additional recommendations in all material respects. Mr. Stronach and Mr. Mills abstained on recommendations relating to MEC. The Board determined that MI Developments should refine its financing strategy to further enhance shareholder value by increasing the Company's return on equity by:

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  increasing financial leverage in a disciplined manner over a reasonable period of time consistent with MID's business strategy through a combination of increased capital expenditures and return of capital to shareholders. The Board's current target for the MID real estate business is a debt to capitalization ratio of 35% within approximately five years,

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  establishing a policy to regularly increase dividends based on factors including funds from operations per share and prudent use of capital, and

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  repurchasing its shares as appropriate opportunities arise through a normal course issuer bid.

        Consistent with these goals, the Board of Directors has determined that the annual dividend payable to holders of the Company's Class A Subordinate Voting Shares and Class B Shares for 2005 will be increased to $0.60 per share, a 67% increase over the 2004 dividend of $0.36 per share.

        In addition, the Board has:

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  determined that, to minimize the possible adverse impact on MID's investment in MEC of unfavourable third party financings, MI Developments should be prepared to consider providing funds to allow MEC to address any short-term liquidity concerns, and

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  directed management to work closely with MEC to maximize the return on the Company's existing investment in MEC and ensure appropriate returns on any additional investment in MEC by, among other things (i) critically examining the funding necessary for execution of MEC's strategic plan, (ii) establishing a more stable capital structure for MEC to pursue its strategy, and (iii) assessing all reasonable financing alternatives on the basis that such financing should enhance MEC shareholder value.

        The Board of Directors determined that it should regularly evaluate the additional recommendations based on developments in MID's business, opportunities that may arise, and other circumstances existing from time to time.

        The recommendations of the Board of Directors and its reasons are described in greater detail in the Management Information Circular that will be mailed to the MID shareholders shortly in connection with the annual and special meeting of shareholders to be held on May 4, 2005 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, Canada, commencing at 10:00 a.m. (Toronto time).

        Shareholders who are unable to be present at the Meeting in person should complete, date and sign the proxy that will be enclosed with the Management Information Circular and return it in accordance with the instructions set out in the Management Information Circular. To be effective, proxies must be received prior to 5:00 p.m. (Toronto time) on May 2, 2005.

        Shareholders with questions about how to vote their shares should contact our proxy solicitor as follows:

        MORROW & CO., INC.
        Individuals
        Call Toll Free: 1-800-607-0088
        Banks and Brokers
        Call Toll Free: 1-800-654-2468

Shareholder Conference Call

        MID will host a conference call co-chaired by John D. Simonetti, Chief Executive Officer, and M. Douglas Young, Lead Director and Chairman of the Special Committee, at 10:30 a.m. (Toronto time) today. The number to use for this call is 1-800-814-3911. The number for overseas callers is 416-640-1907. Please call 10 minutes prior to the start of the conference call. MID will also webcast the conference call at www.midevelopments.com.

        Business media are invited to participate in the conference call in listen-only mode and to contact the Company for further information.

About MI Developments Inc.

        MI Developments is a real estate operating company focusing primarily on the ownership, leasing, management, acquisition and development of a predominantly industrial rental portfolio for Magna International Inc. and its subsidiaries in North America and Europe. The Company also holds a controlling investment in Magna Entertainment Corp., North America's number one owner and operator of horse racetracks, based on revenue, and among the world's leading suppliers, via simulcasting, of live horse racing content to the growing inter-track, off-track and account wagering markets.

        For further information:

Investors:	Media:
John Simonetti Chief Executive Officer MI Developments Inc. 905 726 7619	John Lute Lute & Company 416 929 5883

Forward-Looking Statements

        The contents of this press release may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding MID's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing. In this press release we use words such as "will", "expect", "should" and similar words to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond MID's control, that could cause actual results to differ materially from such forward-looking statements. Such risks, uncertainties and other factors are set forth under "Risk Factors" in MID's Annual Information Form for 2004, attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2004. MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.